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415 693-2000

September 2, 2005

www.cooley.com

VIA EDGAR AND FEDERAL EXPRESS

JAMES F. FULTON, JR.
(650) 843-5103
fultonjf@cooley.com

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 04-06
Washington, D.C. 20549
Attention: Neil Miller

Re: Website Pros, Inc.
      Registration Statement on Form S-1/A-3 (File No. 333-124349)

Ladies and Gentlemen:

On behalf of our client, Website Pros, Inc. ("Website Pros" or the "Company"), we are electronically transmitting a conformed copy of the Company's Amendment No. 3 to its registration statement on Form S-1 (the "Registration Statement"), marked to show changes from the registration statement filed with the Commission on August 4, 2005. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 3.

Amendment No. 3 is being filed in response to your letter dated August 25, 2005, setting forth the Staff's comments regarding the Registration Statement.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Form S-1

1.   *With respect to prior comment 1, please tell us the dollar amounts of the fees that each of Jupiter Research and IDC charge for the reports upon which market data in the prospectus are based.*

     The Company supplementally advises the Staff that these studies are available to the public through a subscription service or a service charge to access the studies. To purchase a single copy of one of the IDC or Jupiter Research studies, which are both publicly available, the price is approximately $4,500 and $1,500, respectively. The Company further notes that at least one of the studies, the one conducted by Jupiter Research, is available without cost through a publicly accessible Website on the Internet. The Company has re-reviewed Rule 436 of Regulation C and believes that the studies from the market research firms, such as IDC or Jupiter Research, do not fall into the category of a "report or opinion by an expert or counsel" (see Rule 436(a)). These studies were not commissioned specifically by the Company and do not deal specifically with the Company, but rather deal with the industry in which the Company conducts its business. The Company believes that a written consent is not needed with respect to these studies.

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Two

<u>Certain Relationships and Related Party Transactions, page 77</u>

2. *We note your description of the February 2002 Innuity transaction in the third through fifth paragraphs of this section. Please revise your description of this transaction to provide adequate detail so that investors understand the nature of the transaction and benefits conferred to those related parties participating in these transactions. For example purposes only, please revise your description to disclose:*

   - *What assets of Innuity were acquired for 14,082,926 shares of common stock;*

   - *How these assets were recorded on your balance sheet;*

   - *That Mrs. Maudlin received a distribution of Website Pros' shares as a secured note holder of Innuity; and*

   - *What dollar amounts of senior debt of Innuity that were held by the related parties.*

   For guidance on the required disclosure, please refer to Item 404 of Regulation S-K.

   The disclosure has been revised on page 77 in response to the Staff's comment to include additional disclosures regarding the acquisition of assets from Innuity and the benefits conferred to our current director and officer who were indirect participants in the Innuity asset acquisition. The Company further supplementally advises the Staff, in response to the Staff's inquiry regarding the amount of the secured notes held by Mr. and Mrs. Maudlin, that because the secured notes were never assumed by the Company, the Company does not believe the amount of secured notes payable by Innuity to Mr. and Mrs. Maudlin is material to investors in the Company's stock. The Company further supplementally advises the staff that the Company has been advised that Mr. Hechter was not a secured note holder of Innuity; rather, the referenced shares were distributed to Mr. Hechter by the agent for the secured noteholders as consideration for services rendered to Innuity; likewise, as noted in the revised disclosure, 200,000 of the shares distributed to Mr. Maudlin were distributed to Mr. Maudlin by the agent for the secured noteholders as consideration for services rendered to Innuity. In lieu of the disclosure regarding the amounts of the secured notes, the Company has disclosed in the narrative on page 77 what portion of the shares issued to Innuity were distributed to Mr. and Mrs. Maudlin and Mr. Hechter. Similar disclosure is noted in the table included on page 79.

3. *Regarding your November 2003 repricing of all outstanding options, we note the specific benefits attributed to Messrs. Brown and Carney. Please revise to disclose the business purpose for resetting the exercise value. Further, disclose the basis for resetting the options to $0.40 per share and discuss the role of Messrs. Brown and Carney in making the decision to reprice.*

   The disclosure has been revised on page 78 in response to the Staff's comment. The Company supplementally advises the Staff that the determination to reset the exercise price of the options to $0.40 was made by the Board of Directors of the Company (which was unanimous, including Mr. Brown) and that Mr. Carney did not participate in this decision as he was not then (and is not now) a member of the Board of Directors of the Company.

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Three

4. *Revise your description of the December 2003 and February 2004 issuance of 29,524,139 shares to clarify which of the "certain" of your directors and officers participated in these share purchases, what amounts they purchased, what their role was in pricing these share transactions and the business purposes of these transactions. Describe whether this share offering was open to all investors or only to certain of your officers and directors.*

    The disclosure has been revised on page 78 in response to the Staff's comment.

5. *We note your description of a limited share repurchase in February 2004. Please revise your disclosure to disclose the basis for the $0.43185 price and the business purpose for this transaction. Further, disclose whether the repurchase was open to all shareholders or only Mr. and Mrs. Maudlin and certain other investors.*

    The disclosure has been revised on page 78 in response to the Staff's comment.

Financial Statements – Website Pros, Inc.

Consolidated Balance Sheets, page F-3

6. *Please revise the Stockholders' equity (deficit) issued and outstanding amounts to reflect the pro forma shares issued and outstanding as presented in the Consolidated Statements of Stockholders' Equity on page F-5.*

    The disclosure has been revised on page F-3 in response to the Staff's comment.

Note 1. Revenue Recognition, page F-7

7. *We note your response to prior comment 26 regarding professional services revenue recognition using the proportional performance model. You indicate that some of your Website design projects do have interim deliverables or milestones. Please explain how you recognize the related revenue and how your revenue recognition disclosures address those projects.*

    The Company respectfully advises the Staff that only a small portion of its custom Websites generating professional services revenue (for example, approximately 2%, or approximately 16, of its custom Websites developed during the last twelve months) include interim deliverables such as completion of design layout, completion of storyboard, completion of development, quality assurance and customer review. The required delivery date for each of these interim deliverables is estimated based upon labor hours the Company believes will be necessary to achieve each interim deliverable. Therefore, the Company continues to believe labor hours are the appropriate input measure for the proportional performance model in measuring Website design services revenue.

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Four

8. *With regards to your professional services projects that do not have interim deliverables or milestones, tell us if you have a history of successfully estimating the number of hours to complete a project and explain your accounting for differences in project actual and estimated hours.*

    The Company respectfully advises the Staff that the remaining approximately 98% of its custom Websites, which are those that do not include interim deliverables, are sold through standardized custom Website packages that include a pre-set number of labor hours, which the Company has established based upon its past experience. Because the Company has a number of years of experience upon which to base its estimates regarding the number of labor hours a custom Website will require, the Company feels it has been, and continues to be, very successful at estimating the number of hours to complete the standardized custom Website packages. The Company further supplementally advises the Staff that any hours incurred in excess of the hours included in the package are approved in advance by the customer and then charged to the customer, and additional revenue is recognized as the additional hours are incurred.

9. *We note your response to prior comment 27. Please tell us how your accounting for end-user product returns complies with SFAS 48 and SAB Topic 13.A.4.b. "Estimates and Changes in Estimates." The ability to make reasonable estimates of future returns is one of the conditions that must be met for recognition of revenue at the time of sale in accordance with SFAS 48 and SAB Topic 13.A.4.b. If reasonable estimates cannot be made, revenue recognition should be deferred.*

    The Company respectfully advises the Staff that it believes that its accounting for end-user product returns complies with SFAS 48 and SAB Topic 13.A.4b. *"Estimates and Changes in Estimates,"* as the Company is able to make reasonable estimates of future returns. The Company further respectfully advises the Staff that, as noted in its prior response to comment 27, the Company is able to quantify and estimate future returns; however, in all prior periods the amount was not deemed to be material to the financial results of the Company. For the six months ended June 30, 2005, for example, the Company experienced approximately $4,500 in product returns. Because in the dollar value of general product returns has been so small and not material to the Company's financial results, the Company has not recorded any reserve. The Company intends to continue to monitor the level of returns and would establish a reserve if it becomes appropriate.

Note 2. Change in Accounting Method for Stock Options and Retroactive Restatements, page F-13

10. *We note that you have adopted the provisions of SFAS 123 as of April 1, 2005. Explain to us how the adoption of SFAS 123 resulted in an increase in net income in the year ended December 31, 2004.*

    The Company supplementally advises the Staff that the Company's adoption of SFAS 123 resulted in an increase in net income in the year ended December 31, 2004 due to the restatement of the accounting for the stock options repriced in November 2003. The adoption of SFAS 123 was applied using the retroactive restatement method as defined in SFAS No. 148. Prior to the Company's adoption of SFAS 123, the repriced options were accounted for in accordance with Financial Accounting Standards Board Interpretation No. 44 *"Accounting for Certain*

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Five

Transactions involving Stock Compensation," ("FIN 44"), which required the Company to use variable accounting for the repriced options. As previously disclosed on page F-12 of Amendment No. 1, the Company recognized stock-based compensation expense for these repriced options of $673 thousand during the year ended December 31, 2004 under FIN 44. The Company also had recorded $16 thousand in stock-based compensation related to stock options that were not repriced and had been issued to employees at a discount to the fair value of the Company's common stock at the date of award. After the Company adopted SFAS 123, the Company recorded $94 thousand in stock-based compensation for the year ended December 31, 2004. The difference in stock-based compensation was, therefore, $594 thousand, which resulted in an increase to net income of $594 thousand.

11. *We note you had over six million shares covered by options as of December 31, 2002. With regards to the adoption of SFAS 123 please explain why you did not have an opening cumulative adjustment to stockholders' equity for the year ended December 31, 2002.*

    The Company respectfully advises the Staff that no opening cumulative adjustment to stockholders' equity for the year ended December 31, 2002 was warranted, as no value was attributable to options outstanding as of December 31, 2001. The Company supplementally advises the Staff that the exercise prices of options outstanding as of December 31, 2001 were either $0.70 or $7.00 and on the dates of grant of these options, the reassessed fair value of the Company's common stock was either $0.00 or $0.42, depending on the date of grant, which resulted in such options having no value. Stock-based compensation expense of $82 thousand was recorded for options granted during the year ended December 31, 2002.

12. *Please revise disclosures throughout the filing to disclose that all periods presented have been restated for retroactive adoption of the fair value recognition provisions of SFAS 123. Columnar and narrative presentations should clearly indicate they are restated.*

    The Company respectfully advises the Staff that the Company does not believe that the adoption of an accounting change requires the columnar or narrative presentations to be labeled "restated," based upon the Company's review of APB 20, "*Accounting Changes,*" or the upcoming requirements of SFAS No. 154, "*Accounting Changes and Error Corrections.*"

Note 5. Acquisitions, page F-14

13. *We note your response to prior comment 31 regarding the use of the cost approach to value your common stock in connection with the Innuity acquisition in February 2002. It appears that you used hindsight in determining the fair value of the other long-term assets, which primarily consists of software acquired from NetObjects. In this regard, we note your response that a 25% discount to book value was recorded based on the fact that the actual revenues generated by the two primary software assets proved to be less than originally forecasted at the time of the acquisition. The use of hindsight is not appropriate in determining the fair value of your common stock at the time of issuance. Please tell us whether, in February 2002, there were alternate uses for this software acquired from NetObjects. Were there competitive technologies existing in the marketplace at the time which would have impacted the value of the software?*

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Six

In response to the comment, the Company supplementally advises the Staff that actual revenue generated by the two primary software assets acquired from NetObjects, Inc. was not a factor we considered in applying a 25% discount to the book value of the assets for purposes of valuing the stock of the Company using a cost approach in February 2002. Rather, this fact was presented as further corroboration of the appropriateness of the Company's approach and application of the 25% discount.

The Company respectfully advises the Staff that, as noted in the Company's response to prior comment 31, the Company's primary considerations when valuing the Company's stock using a cost approach were (a) lack of competing bidders and (b) the failure of other Website development tool companies.

The Company continues to believe that the discount applied to the book value of these software assets is reasonable in a liquidation scenario, as of February 2002, for three reasons. First, in February 2002, the Company had not identified alternate uses for the software acquired from NetObjects. Second, the Company knew of only one competitive server-based Website development tool company that had a product similar to one of the software assets acquired by the Company from NetObjects. However, while the competitor had a significant installed customer base, it was experiencing serious financial difficulties. The Company believes that at the time, the market price for such competitor's services was insufficient to support a viable business model. Third, the Company advises the Staff that there were competitive software products comparable to the other client-based software product the Company acquired from NetObjects, including Adobe's GoLive and Macromedia's Dreamweaver products. These competitors were significantly larger than the Company and had far broader distribution of their products. Neither of these competitors expressed interest in acquiring the NetObjects Fusion software product from the Company nor, to the Company's knowledge, from NetObjects prior to the Company's acquisition of them.

14. *We note your response to prior comment number 39. Your revised disclosures indicate that once you determine that it is probable that some or all of the contingently issuable shares will be issued you will begin recording stock-based compensation for the fair value of the shares. Explain to us how your accounting complies with paragraph 28 of SFAS 141.*

The Company supplementally advises the Staff that, effective August 12, 2005, the Company and E.B.O.Z., Inc. ("EBOZ") amended the asset purchase agreement pursuant to which the Company acquired assets from EBOZ to eliminate the contingent consideration. As consideration for the amendment, the Company issued 100,000 shares of its common stock to EBOZ on August 12, 2005. The Company will record stock-based compensation based upon the fair value of these additional 100,000 shares issued in accordance with SFAS No. 123. The disclosure has been revised on pages 3, 25, F-15, and F-60 in connection with the amendment of the asset purchase agreement.

15. *Revise to provide the supplemental pro forma information required by paragraph 54 of SFAS 141.*

The disclosure has been revised on pages F-16 and F-17 in response to the Staff's comment to include the additional disclosure required by paragraph 54 of SFAS 141.

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Seven

16. *For the intangibles acquired in the E.B.O.Z. and Leads.com acquisitions revise to provide the weighted-average amortization period by major intangible asset category. See paragraph 52 (a) of SFAS 141.*

   The disclosure has been revised on page F-16 in response to the Staff's comment.

Note 9. Stock Based Compensation Plans, page F-18

17. *You disclose that the November 2003 repricing did not result in additional compensation expense. Tell us more about the repricing and provide us with your calculations of fair value before and after the repricing. Explain to us the reasons for the disparity in the Company's board of directors' valuation and the valuation assigned to the unrelated third party repurchase.*

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Nine

18.   *We note your response to prior comment 32. Please respond to the following and provide the following additional supplementary information so we can continue to evaluate your response.*

- *In light of your representation that Website Pros was growing on a relatively consistent basis between January 2004 and April 2005, and the fact that you believe it is appropriate to straight-line the accretion in your common stock during this period, to the extent not already provided, please provide us with the monthly amounts for revenue, EBITDA, and capital expenditures for the period January 2004 – April 2005.*

- *Tell us more about the offer you received from an unrelated third party in December 2004. Why was the transaction with the unrelated third party not completed? Was the offer by the unrelated third party made prior to performance of due diligence?*

- *Tell us in more detail why you believe it is appropriate to straight-line the accretion of your common stock from its value of $1.4281 as of February 2005 to your targeted IPO price of $2.25 in July 2005. Was the underwriter involved in establishing this targeted IPO price? Tell us why this methodology is appropriate, particularly in light of the fact that you determined that the fair value of your common stock using an income approach was only $1.45 per share as of April 2005, a difference of 23% from the transactions-based price at April 2005. Did you perform an analysis to determine the underlying cause of the difference between the two valuation methodologies?*

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Twelve

19. *We note your response to prior comment 35. Please provide the discounted cash flow analysis performed as of August 2004, December 2004 and April 2005 which was referred to under the section titled "Income Approach." Additionally, please tell us or provide the following additional information:*

- *Please tell us the growth rate of your industry and provide a discussion supporting your basis for this growth rate;*

- *Tell us if you have significant competitors and identify them. Tell us if the type of software you sell is similar to others in the marketplace. Tell us how this was factored in to your determination of the appropriate growth rate and WACC.*

- *Please provide additional support for the use of a 6% growth rate assumption implicit in the terminal value;*

- *Please provide us with your calculation of the allocation of enterprise value between the equity securities using the Option Pricing Model.*

- *Tell us whether you performed any analysis of the underlying causes of the difference in fair value determined using the transaction-based approach and the income approach as of December 2004 and April 2005. In this regard, we note the difference in fair value based on these approaches was 19% and 23%, respectively.*

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Twenty-Two

20. *Your response to prior comment number 37 indicates that your disclosures on pages F-19 through F-21 were revised to include a discussion of the significant factors that contributed to the differences in the fair values of each option grant to the estimated IPO price. Please tell us where your disclosures include such revisions or revise accordingly.*

The Company respectfully advises the Staff that such disclosure is provided in the second paragraph of page F-21 as follows:

"The Company believes that the increases in the fair value of its common stock from each of the common stock option grant dates to the anticipated price at the time of its initial public offering can be attributed to its continued revenue growth, its expansion of service offerings and the Leads.com and EBOZ acquisitions."

21. *We note your response to prior comment 41. Please provide us with the valuation report prepared by the third-party valuation specialist for the acquisition of Leads.com. In this regard, we note that the cash flow model used to evaluate the acquisition was based on an eleven year forecast of income and cash flows and assumed a growth rate implicit in the terminal value of 6% and a discount rate of 35%. To the extent not outlined in the valuation report, please ensure a detailed analysis of the basis for these assumptions is included in your response. Additionally, please tell us how you believe the income and cash flow assumptions could be reasonably projected for the next eleven years in light of the fact that Leads.com only began operations in June 2003. Why did management believe the value of the assets exchanged would lead to a more reliable estimate of the value of the shares issued if an income approach was used to determine the fair value of Leads.com? Did management believe Leads.com was in a better position to provide more reliable estimates of future income and cash flows?*

The Company supplementally provides the valuation report prepared by Valmark Appraisal for the acquisition of Leads.com.

The valuation report includes a detailed analysis of the 35% discount rate at pages 15 and 16 thereof. The valuation specialist has also advised the Company that it considered the following factors in assuming a growth rate implicit in the terminal value of 6%:

•   In the long term, businesses tend to grow at rates that are similar to the overall industry (reversionary state);

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Twenty-Three

- In the very long term, many industries tend to mature and grow at rates similar to general economic growth;
- Economic growth was benchmarked from real gross domestic product growth plus inflation (from the consumer price index), and research indicated recent historical growth in the economy as well as estimated long-term economic growth in the 5%-6% range;
- The rapid growth in the industry of which Leads.com is a part relative to the growth of the overall economy;
- That Leads.com may not reach maturity exactly at the end of the eleventh year of the forecast, as the timing of maturity will be a function of market share/penetration, differentiation, competition and overall industry maturity;
- That Leads.com's annual growth will likely fluctuate after the business matures; and
- That achieving the estimated long-term growth rate is uncertain, and cost of capital may be impacted by the uncertainty.

The Company further respectfully advises the Staff that it does not believe that Leads.com is in a better position to provide more reliable estimates of future income and cash flows than the Company. Nonetheless, given the restrictive characteristics of the common stock issued to the shareholders of Leads.com due to the 36-month repurchase option in favor of the issuer, the Company believed that an independent valuation of Leads.com prepared by a third-party valuation specialist would provide the best estimate of fair value of the equity security issued by the Company. The Company believes that this view is supported by the hierarchy of valuation alternatives as outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company further respectfully advises the Staff that it believes the eleven year forecast is reasonable for the following reasons:

- Leads.com was operating at near break-even and expected to be profitable during the current year, which was an improvement over prior years;
- Cost-cutting measures had been implemented;
- The Company believes it may take over 10 years to reach mean reversion (long-term average trend);
- The income approach methodology using the projections is most effective at indicating value when the growth pattern follows realistic patterns without sudden drops or gains in growth;

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Twenty-Four

- The valuation specialist indicated that based on its experience, start-up companies take longer to reach a stabilized state of operation, for which long-term projections are needed to effectively utilize the income approach;
- Since the duration of projections is based on the estimated length of time it will take for the subject entity to reach a stabilized state of operation, projections were extended based on management interviews regarding expectations after year three coupled with industry growth expectations.

22. *We note your response to prior comment number 42. Please tell us which studies you reviewed related to the value of the stock that is restricted based on a repurchase option in favor of the issuer.*

In response to the Staff's comment, the Company supplementally clarifies its earlier response to comment 42 by advising the Staff that it did not review a restricted stock study that specifically addressed shares issued for which there exists a repurchase option in favor of the issuer. The Company reviewed a summary of several restricted stock studies relating to unmarketable securities, which the Company believes are also applicable to the shares issued subject to a repurchase option, since the shares held in escrow during the repurchase period likewise are not marketable. Specifically, the Company reviewed a summary of the findings from the eight published independent studies of restricted stock transactions that were conducted during the period of time from the late 1960s through 1988, including the SEC Institutional Investor, Milton Gelman, Robert Trout, Robert Moroney, Michael Maher, Standard Research Consultants, Willamette Management Associates, and William Silber studies. The Company also reviewed a summary of the findings from the 1996-97 and 1997-1998 Columbia Financial Advisors, Inc. studies. The Company respectfully notes for the Staff that the information obtained from the studies was used to further inform the Company's ultimate decisions regarding the appropriate discount to apply to the fair value, though it was only one of several factors considered.

23. *Please revise to provide disclosures required by paragraph 47.b, c and d (3) of SFAS 123.*

The disclosure has been revised on page F-22 in response to the Staff's comment to include the additional disclosures required by paragraph 47.b, c and d(3) of SFAS 123.

Financial Statements – E.B.O.Z. Inc.

Note 1. E.B.O.Z. and Summary of Significant Accounting Policies, page F-49

24. *You refer to a retrospective valuation of E.B.O.Z common stock. Supplementally tell us how you determined the fair value of the shares. Tell us what valuation methods you used to determine the common stock fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed.*

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Twenty-Five

The Company supplementally advises the Staff that the management of EBOZ determined the fair value of EBOZ's common stock. It is the Company's understanding that in connection with preparing the 2004 financial statements that were to be audited and included in the Company's registration statement, EBOZ performed a retrospective reassessment of its common stock value by first determining the Market Value to Revenue multiple implied by the asset purchase by the Company in April 2005. EBOZ then applied this multiple of 1.7 times trailing twelve months ("TTM") revenue to its TTM revenue as of each of its option grant dates.

Note 6. Stock-Based Compensation Plans, page F-53

25.   *Please revise to provide all of the disclosures required by paragraph 47 of SFAS 123.*

The Company respectfully advises the Staff that the Company believes that EBOZ has provided each of the applicable disclosures required by paragraph 47 of SFAS 123 as follows:

- Paragraph 47(a) disclosures provided on page F-55;
- Paragraph 47(b) disclosures provided on page F-52;
- Paragraph 47(c) disclosures are not applicable because no equity instruments other than options were granted during the period;
- Paragraph 47(d) disclosures provided on page F-52;
- Paragraph 47(e) disclosures provided on page F-51; and
- Paragraph 47(f) disclosures are not applicable because no awards were modified.

Part II

Item 15. Recent Sales of Unregistered Securities, pages II-2 – II-4

26.   *We reissue prior comment 44 from our last letter. We compare your response stating that the company did not determine the value of the warrant with disclosure on page F-24 stating that the fair value of the warrant was $0. Please revise to disclose the aggregate value of the non-cash consideration value of placement agent services provided by Friedman, Billings, Ramsey & Co., Inc.*

The disclosure has been revised on page II-3 in response to the Staff's comment.

* * *

The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the Registration Statement orally.

In addition, we hereby request, pursuant to 17 C.F.R. § 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including

Cooley Godward LLP

Neil Miller
September 2, 2005
Page Twenty-Six

any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at the number set forth below, rather than rely upon the United States mail for such notice.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Respectfully submitted,

/s/ James F. Fulton, Jr.

James F. Fulton, Jr.

cc: David Brown, Website Pros, Inc. (without enclosures)
Kevin Carney, Website Pros, Inc. (without enclosures)
Brent B. Siler, Esq., Wilmer Cutler Pickering Hale and Dorr LLP (without enclosures)